Exhibit 99.2

LIFE TECHNOLOGIES CORPORATION

2013 EQUITY INCENTIVE PLAN

STOCK OPTION GRANT NOTICE AND

STOCK OPTION AGREEMENT

Life Technologies Corporation, a Delaware corporation (the “Company”), pursuant to its 2013 Equity Incentive Plan (the “Plan”), hereby grants to the holder listed below (“Holder”), an option to purchase the number of shares of the Company’s Common Stock set forth below (the “Option”). This Option is subject to all of the terms and conditions set forth in this Grant Notice (the “Grant Notice”) and in the Stock Option Agreement attached hereto as Exhibit A (the “Agreement”) and the Plan, each of which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Grant Notice and the Agreement. In the event of any inconsistency between the Plan and the Stock Option Agreement, the terms of the Plan shall control.

Holder:

Grant Date:

Vesting Commencement Date:

Exercise Price per Share:	$

Total Number of Shares Subject to the Option:	Shares

Expiration Date:

Type of Option:	Non-Qualified Stock Option

Vesting Schedule:	25% of the total number of shares of Common Stock subject to the Option shall vest and become exercisable on each of the first four anniversaries of the Vesting Commencement Date so long as Holder does not have a Termination of Service prior to any such vesting date.

By electronically accepting the Award, Holder agrees to be bound by the terms and conditions of the Plan, the Agreement and this Grant Notice. Holder has reviewed the Agreement, the Plan and this Grant Notice in their entirety, has had an opportunity to obtain the advice of counsel prior to accepting the Award and fully understands all provisions of this Grant Notice, the Agreement and the Plan. Holder has been provided with a copy or electronic access to a copy of the U.S. prospectus for the Plan and the tax supplement to the U.S. prospectus for Holder’s country of employment. Holder hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

EXHIBIT A

TO STOCK OPTION GRANT NOTICE

STOCK OPTION AGREEMENT

Pursuant to the Stock Option Grant Notice (the “Grant Notice”) to which this Stock Option Agreement (this “Agreement”) is attached, the Company has granted to Holder an Option to purchase the number of shares of Common Stock (the “Shares”) indicated in the Grant Notice, subject to all of the terms and conditions set forth in this Agreement, the Grant Notice and the Plan.

ARTICLE I

GRANT OF OPTION

1.1 Grant of Option. In consideration of Holder’s past and/or continued employment with or service to the Company or an Affiliate, Holder’s contribution to the Company’s business by virtue of Holder’s service to the Company or the Employer, and for other good and valuable consideration, effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”), the Company irrevocably grants to Holder the Option to purchase all or any part of the number of Shares set forth in the Grant Notice, upon the terms and conditions set forth in the Plan, the Grant Notice and this Agreement. The Option is a Non-Qualified Stock Option.

1.2 Exercise Price. The exercise price of each Share subject to the Option shall be as set forth in the Grant Notice, without commission or other charge; provided, however, that the exercise price per Share subject to the Option shall not be less than 100% of the Fair Market Value of a Share on the Grant Date. Except as otherwise required under local Applicable Law, “Fair Market Value” shall have the same meaning as set forth in the Plan.

ARTICLE II

PERIOD OF EXERCISABILITY

2.1 Vesting and Exercisability; Effect of Termination of Service. Subject to Sections 2.2 and 4.4, the Option shall become vested and exercisable in such amounts and at such times as are set forth in the Grant Notice. In addition, the Option will be fully vested and exercisable upon (a) Holder’s death, (b) Holder’s Termination of Service as a result of Holder’s Disability, (c) Holder’s Retirement, or (d) Holder’s Termination of Service by reason of Holder’s termination by the Company or an Affiliate without Cause following the occurrence of a Change in Control. The installments provided for in the vesting schedule set forth in the Grant Notice are cumulative. Each such portion of the Option which becomes vested and exercisable pursuant to the vesting schedule set forth in the Grant Notice or this Section 2.1 shall remain vested and exercisable until it becomes unexercisable under Section 2.2.

2.2 Expiration of Option.

(a) The Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i) The expiration of ten years from the Grant Date;

(ii) The expiration of one year from the date of Holder’s death if Holder dies prior to his or her Termination of Service or within three months after his or her Termination of Service (unless such Termination of Service occurs by reason of Holder’s discharge for Cause);

(iii) The expiration of one year from the date of Holder’s Termination of Service by reason of Holder’s Disability;

(iv) The expiration of three years from the date of Holder’s Termination of Service by reason of Holder’s Retirement;

(v) The expiration of one year from the date of Holder’s Termination of Service by reason of Holder’s termination by the Company or an Affiliate without Cause following a Change in Control;

(vi) The date of Holder’s Termination of Service by reason of Holder’s discharge for Cause; or

(vii) The expiration of three months from the date of Holder’s Termination of Service under all other circumstances.

(b) Notwithstanding anything in this Section 2.2 to the contrary, in the event the vested portion of the Option is not exercisable on the date on which the Option would otherwise expire pursuant to this Section 2.2 because the exercise of the Option would violate Applicable Law, then the expiration of the Option shall be extended through the date that is thirty days following the date on which exercise of the Option would no longer violate Applicable Law, as determined by the Administrator (but in no event shall the expiration of the Option be extended beyond the date set forth in Section 2.2(a)(i) above.

2.3 Leaves of Absence. Unless otherwise provided by the Administrator or to the extent otherwise required by Applicable Law, the Option will cease vesting during a leave of absence. If, however, Holder takes an approved medical, FMLA (or other statutorily protected leave) or military leave (an “Approved Leave”), and unless otherwise provided by the Administrator or to the extent otherwise required by Applicable Law, the following provisions will apply:

(a) In the event Holder returns from an Approved Leave and performs services for the Employer for a period of at least thirty calendar days following Holder’s return from such Approved Leave, then Holder shall be treated as if the period of such Approved Leave had been a period of continuous service with the Employer and such number of Shares subject to the Option as would have vested during such Approved Leave and the foregoing thirty calendar day period pursuant to the vesting schedule set forth in the Grant Notice shall vest on the last day of such thirty calendar day period.

(b) Unless otherwise provided by the Administrator or to the extent a contrary result is required by Applicable Law, in the event Holder takes a leave of absence other than an Approved Leave, the vesting of the Option will be tolled during the period of such leave. In the event Holder returns from such leave of absence and commences performing services for the Employer, the Option shall again commence vesting but the period of such leave shall be added to the vesting schedule set forth in the Grant Notice.

(c) In the event of Holder’s Termination of Service during any leave of absence, then the Option shall expire in accordance with the provisions of Section 2.2 above.

ARTICLE III

EXERCISE OF OPTION

3.1 Person Eligible to Exercise. Except as provided in Section 4.1, during the lifetime of Holder, only Holder may exercise the Option or any portion thereof. After the death of Holder, any exercisable portion of the Option may, prior to the time when the Option becomes unexercisable under Section 2.2, be exercised by Holder’s personal representative or by any person empowered to do so under the deceased Holder’s will or under the then-Applicable Laws of descent and distribution.

3.2 Partial Exercise. Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised in whole or in part at any time prior to the time when the Option or portion thereof becomes unexercisable under Section 2.2.

3.3 Manner of Exercise. The Option, or any exercisable portion thereof, may be exercised solely by delivery to the Company (or any third party administrator or other person or entity designated by the Company) of all of the following prior to the time when the Option or such portion thereof becomes unexercisable under Section 2.2:

(a) A written or electronic Exercise Notice in such form as is prescribed by the Administrator signed or acknowledged by Holder or any other person then entitled to exercise the Option or portion thereof, stating that the Option or portion thereof is thereby exercised, such notice complying with all applicable rules established by the Administrator;

(b) The receipt by the Company of full payment for the Shares with respect to which the Option or portion thereof is exercised, including payment of any applicable withholding tax, as provided under Sections 3.4 and 3.5;

(c) Any other written representations as may be required in the Administrator’s reasonable discretion to evidence compliance with the Applicable Law; and

(d) In the event the Option or portion thereof shall be exercised pursuant to Section 3.1 by any person or persons other than Holder, appropriate proof of the right of such person or persons to exercise the Option.

Notwithstanding any of the foregoing, the Company shall have the right to mandate a particular form or forms for exercise and specify all conditions of the manner of exercise, which conditions may vary by country and which may be subject to change from time to time.

3.4 Method of Payment. Except as otherwise prohibited under Applicable Law, payment of the exercise price and any applicable withholding tax shall be by any of the following, or a combination thereof, at the election of Holder, subject to Sections 11.1 and 11.2 of the Plan:

(a) Cash;

(b) Check;

(c) Delivery of a notice that Holder has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate exercise price of the Shares with respect to which the Option or portion thereof is being exercised and any applicable withholding tax; provided, that payment of such proceeds is then made to the Company upon settlement of such sale;

(d) With the consent of the Administrator, surrendered Shares issuable upon the exercise of the Option having a Fair Market Value on the date of exercise equal to the aggregate exercise price of the Shares with respect to which the Option or portion thereof is being exercised and any applicable withholding tax;

(e) With the consent of the Administrator, by delivery of a full recourse promissory note on such terms and conditions as may be approved by the Administrator;

(f) With the consent of the Administrator, surrender of vested Shares owned by Holder which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares with respect to which the Option or portion thereof is being exercised and any applicable withholding tax; or

(g) With the consent of the Administrator, property of any kind which constitutes good and valuable consideration.

Notwithstanding any other provision of the Plan or this Agreement, if Holder is a Director or “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act, he or she shall not be permitted to make payment pursuant to this Section 3.4, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company, in violation of Section 13(k) of the Exchange Act.

3.5 Tax Withholding. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require Holder to remit to the Company or an Affiliate, an amount sufficient to satisfy federal, state, local and foreign taxes (including Holder’s FICA or employment tax obligation) required by law to be withheld with respect to any taxable event concerning Holder arising as a result of the Option or otherwise under this Agreement, including, without limitation, the authority to deduct such amounts from other compensation payable to Holder by the Company or any Affiliate.

3.6 Conditions to Issuance of Stock Certificates. The Company shall not be required to issue or deliver any Shares purchased upon the exercise of the Option or portion thereof prior to fulfillment of all of the conditions set forth in Section 11.4 of the Plan.

3.7 Rights as Stockholder. Neither Holder nor any person claiming under or through Holder shall have any of the rights or privileges of a stockholder of the Company in respect of any Shares purchasable upon the exercise of any part of the Option unless and until certificates representing such Shares (which may be in uncertificated form) have been issued and recorded on the books and records of the Company or its transfer agents or registrars, and delivered to Holder (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Holder shall have all the rights of a stockholder of the Company, including with respect to the right to vote the Shares and the right to receive any cash or share dividends or other distributions paid to or made with respect to the Shares.

3.8 Fractional Shares. In no event will fractional shares be issued upon exercise of the Option.

ARTICLE IV

RESTRICTIONS

4.1 Option Not Transferable. The Option may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution unless and until the Shares underlying the Option have been issued and all restrictions applicable to such Shares have lapsed. Neither the Option nor any interest or right therein shall be liable for the debts, contracts or engagements of Holder or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence.

4.2 Cancellation of Option; Return of Value.

(a) Notwithstanding any other provision of this Agreement, if at any time during the provision of Holder’s service to the Company or any Affiliate or within six months following Holder’s Termination of Service for any reason, Holder, in the sole judgment of the Company, other than as an employee or a consultant for the Company or an Affiliate in the execution of Holder’s employment duties or provision of consulting services, as the case may be, engages in any of the “Prohibited Activities” listed below, then to the greatest extent permitted by Applicable Law: (i) to the extent this Option has not yet been exercised, it shall immediately cease to be exercisable and shall be cancelled (whether vested or unvested); (ii) any Shares issued upon exercise of this Option during the time period that is six months prior to and six months following Holder’s Termination of Service that have not yet been sold by Holder shall be sold back to the Company at the exercise price paid for such Shares; and (iii) if Holder exercised this Option during the time period that is six months prior to and six months following Holder’s Termination of Service and sold the acquired Share(s), any gain represented by the Fair Market Value on the exercise date over the exercise price, multiplied by the number of Shares purchased on exercise of the Option, shall be paid by Holder to the Company without regard to any market price decrease or increase subsequent to Holder’s exercise of the Option.

(b) “Prohibited Activities” for purposes of this Agreement, are defined as follows:

(i) Directly or indirectly, through an affiliated or controlled entity or person, on Holder’s own behalf or as a partner, consultant, proprietor, principal, agent, creditor, security holder, trustee or otherwise in any other capacity (except by ownership of one percent or less of the outstanding stock of any publicly held corporation) engaging in the following: owning, managing, operating, financing, controlling, investing, participating or engaging in, lending Holder’s name or credit to, rendering services or advice to, or devoting any material endeavor or effort to any business that develops, manufactures, distributes, markets, sells or provides any products or services that are competitive with or similar to the products or services developed (including products or services under development or the subject of planning for possible development), manufactured, distributed, marketed, sold or otherwise provided by Company during Holder’s service, including but not limited to the Competitor List below;

(ii) Directly or indirectly soliciting or otherwise inducing any employee to end his or her employment with Company;

(iii) Disclosing or misusing any confidential, proprietary or material information concerning the Company or an Affiliate;

(iv) Directly or indirectly soliciting Company or Affiliate customers (including prospective customers) with whom Holder had contact or about whom Holder had access to confidential or proprietary information during Holder’s service or otherwise inducing such customers to reduce or terminate their business relationship with the Company or any Affiliate; or

(v) Engaging in research and development efforts (including customer assessment, observation and collaboration activities) such as testing, design, development, and process analysis related to or similar to efforts in which Holder engaged or about which Holder had access to confidential or proprietary information during Holder’s service to the Company or any Affiliate.

(c) For purposes of this Section 4.2, the “Competitor List” includes, but is not limited to, the following entities: Abbott Laboratories; Abcam; Advanced Liquid Logic, Inc.; Affymetrix, Inc.; Agilent Technologies; Inc.; Asuragen, Inc.; Becton, Dickinson and Company; Biomatrica, Inc.; Biomerieux, Inc.; Bio-Rad Laboratories, Inc.; Biosearch Technologies, Inc.; Celsis Holding, Inc.; Claritas Genomics; Danaher Corporation; DNA 2.0; DNA Electronics Ltd. (UK); Enigma Diagnostics Limited; Enzo Biochem, Inc.; Eppendorf; General Electric Company; Genia Technologies, Inc.; Genscript; Harvard Bioscience, Inc.; Helicos Biosciences Corporation; Hologic, Inc.; Ingenuity Systems; IDEXX Laboratories, Inc.; Illumina, Inc.; Integrated DNA Technologies; Lonza Group AG; Luminex Corporation; Merck KGaA; Molecular Transfer, Inc.; NanoString Technologies, Inc.; NextBio; New England Biolabs; Novartis; NuGen Technologies; OligoCo; OriGene Technologies, Inc.; Oxford Nanopore Technologies; Pacific Biosciences, Inc.; Pall Corporation; PeproTech, Inc.; PerkinElmer Inc.; Prionics AG; Promega Corporation; Protein Simple; Qiagen N.V.; Quest Diagnostics Incorporated; Raindance Technologies, Inc.; Roche Holdings Ltd.; Sartorius; Sequenom; Sigma-Aldrich Corporation; Streck; Synthetic Genomics; Takara Bio Inc.; Techne Corporation; Thermo Fisher Scientific Inc.; and Waters Corporation; as well as any entity that is a successor to, acquires a majority of the assets of, or merges in whole or in part with any of the foregoing entities.

(d) By accepting this Option, Holder acknowledges and agrees that (i) this Section 4.2 is necessary for the proper protection of the Company’s legitimate business interests, including protection of its trade secrets and confidential and proprietary information, as well as its customer and strategic relationships and good will; (ii) during the provision of Holder’s service to the Company or an Affiliate, Holder has and/or will be personally entrusted with and exposed to such confidential and proprietary information and may also be exposed to the Company’s or such Affiliate’s customer and strategic relationships; (iii) Holder’s services are special and unique; (iv) the Company and its Affiliates have and will continue to be engaged in the highly competitive life sciences and biotechnology industry and the trade secrets, confidential and proprietary information, including its technologies, services and other developments are likely to be of great value to competitors; (v) the Company and its Affiliates operate in a worldwide market and its business and customers are not geographically distinct; therefore, it is appropriate that this provision apply to Prohibited Activities anywhere in the world; (vi) the Company and its Affiliates will suffer great loss and irreparable harm if Holder were to engage in the Prohibited Activities; and (vii) the Prohibited Activities, including with respect to time, geographic area and scope of activity are limited and reasonable and do not impose a greater restraint than is necessary to protect the goodwill and business interests of the Company and its Affiliates and to allow Holder an adequate number and variety of employment alternatives, based on Holder’s varied skills and abilities.

(e) In the event a court of competent jurisdiction determines that the geographic area, duration, or scope of activity of any restriction under this Section 4.2 are more extensive than is necessary to protect the legitimate business interests of the Company and its Affiliates or are otherwise unenforceable, the Company may, in its sole discretion, reform and modify the restrictions under this

Section 4.2 and its subparagraphs to the extent required to render them valid and enforceable under Applicable Law. Notwithstanding Section 5.11 of this Agreement, this Section 4.2 may be in addition to and does not limit the effect of other agreements or understandings between Holder and the Company or any Affiliate with respect to matters addressed in it, including with respect to prohibitions against solicitation and the protection of the Company’s trade secrets and confidential information.

4.3 Other Forfeiture and Claw-Back Provisions. Holder hereby acknowledges and agrees that the Option and any amounts issued or paid to Holder in settlement of the Option are subject to the provisions of Section 11.5 of the Plan.

4.4 Trading Restrictions.

(a) The Company may establish periods from time to time during which Holder’s ability to engage in transactions involving the Company’s Common Stock is subject to specific restrictions (“Restricted Periods”). Notwithstanding any other provisions herein, Holder may not exercise Options or sell or otherwise dispose of any Shares acquired pursuant to the Option during an applicable Restricted Period unless such exercise is specifically permitted by the Company, in its sole discretion. Holder may be subject to restrictions giving rise to a Restricted Period for any reason that the Company determines appropriate, including, restrictions generally applicable to employees or groups of employees or restrictions applicable to Holder during an investigation of allegations of misconduct or conduct detrimental to the Company or any Affiliate by Holder.

(b) Holder acknowledges and agrees that the Option and the Shares issuable upon exercise of the Option, any other equity awards now held by Holder or hereafter acquired by Holder, and any Shares issuable upon exercise, vesting or settlement thereof, shall be subject to the terms and conditions of any stock ownership or retention guidelines (the “Guidelines”) adopted from time to time by the Company to the extent such Guidelines are by their terms applicable to Holder. Holder hereby acknowledges and agrees that the Administrator shall have the authority to review Holder’s compliance (or progress towards compliance) with such Guidelines from time to time and, in its sole discretion, to impose such conditions, restrictions or limitations on Holder, the Option, the Shares issuable upon exercise of the Option, other equity awards held by Holder and other Shares issuable upon exercise, vesting or settlement thereof as the Administrator determines to be necessary or appropriate in order to achieve the purposes of such Guidelines.

ARTICLE V

OTHER PROVISIONS

5.1 No Right to Continued Employment or Awards.

(a) The Company’s grant of the Option does not create any employment relationship between Holder and the Company, and nothing in the Plan, the Grant Notice, or this Agreement shall confer upon Holder any right to continue in the employ or service of the Employer or shall interfere with or restrict in any way the rights of the Employer, which rights are hereby expressly reserved, to discharge or terminate the services of Holder at any time for any reason whatsoever, except to the extent expressly provided otherwise in a written agreement between the Employer and Holder.

(b) The grant of the Option is a one-time benefit and does not create any contractual or other right to receive a grant of Awards or benefits in lieu of Awards in the future. Future grants, if any, will be at the sole discretion of the Company. In addition, the value of the Option is an extraordinary item of compensation outside the scope of any employment contract. As such, the Option is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. The future value of the underlying Common Stock is unknown and cannot be predicted with certainty.

5.2 Adjustments. Holder acknowledges that the Option, including the vesting of the Option and the number of shares subject to the Option, is subject to adjustment in the discretion of the Administrator upon the occurrence of certain events as provided in this Agreement and Section 13.2 of the Plan.

5.3 Notices. Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of the Secretary of the Company at the Company’s corporate headquarters or to the then-current email address for the Secretary of the Company, and any notice to be given to Holder shall be addressed to Holder at the most-recent physical or email address for Holder listed in the Company’s personnel records. By a notice given pursuant to this Section 5.3, either party may hereafter designate a different address for notices to be given to that party. Any notice that is required to be given to Holder shall, if Holder is then deceased, be given to the person entitled to exercise his or her Option pursuant to Section 3.1 by written notice under this Section 5.3. Any notice shall be deemed duly given (a) if delivered in person or by courier, on the date it is delivered; (b) if transmitted by email (delivery receipt requested), upon confirmation of receipt; (c) if sent by certified or registered mail (return receipt requested), on the date that mail is delivered or its delivery is first attempted; or (d) if sent by national overnight courier (with confirmation of delivery), on the next business day following deposit of such notice with such national overnight courier.

5.4 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

5.5 Governing Law; Severability; Venue. The laws of the State of Delaware shall govern the interpretation, validity, administration, enforcement and performance of the terms of this Agreement regardless of the law that might be applied under principles of conflicts of laws. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable. The parties irrevocably agree that any and all controversies or disputes involving, relating to, or arising out of, or under, this Agreement, including but not limited to its construction, interpretation or enforcement, shall be litigated exclusively in the state or federal courts sitting in the county in which Holder primarily provides services to the Company. Holder irrevocably and unconditionally consents to the personal jurisdiction of the state courts in the county in which Holder primarily provides services to the Company with regard to any and all controversies or disputes involving, relating to, or arising out of, or under, this Agreement. Holder further irrevocably and unconditionally waives any defense or objection of lack of personal jurisdiction over Holder by the state or federal courts sitting in the county in which Holder primarily provides services to the Company.

5.6 Conformity to Securities Laws. Holder acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform, and shall be deemed amended, to the extent necessary, with all provisions of Applicable Law. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Option is granted and may be exercised, only in such a manner as to conform to Applicable Law.

5.7 Tax Representations. Holder has reviewed with Holder’s own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Grant Notice and this Agreement. Holder is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. Holder understands that Holder (and not the Company) shall be responsible for Holder’s own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

5.8 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth in Article IV, this Agreement shall be binding upon Holder and his or her heirs, executors, administrators, successors and assigns.

5.9 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Holder is subject to Section 16 of the Exchange Act, the Plan, the Option and this Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendment thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, this Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

5.10 Electronic Delivery and Paperless Administration; Consent to Information Sharing. By accepting this Award, Holder hereby consents and agrees to receive any and all documentation related to the Option by electronic delivery and agrees to participate in the Plan through an online or electronic system, such as a system using an internet website or interactive voice response, maintained by the Company or a third party designated by the Company. In addition, in order to facilitate the administration of the Company’s equity administration by a third party, and for such third party administrator to provide reporting to the Company or its Affiliates on shares of Common Stock held within your account by such third party administrator, Holder hereby provides his or her consent on the sharing of this information by such third party administrator with the Company and its Affiliates. The foregoing consent shall lapse upon Holder’s termination of employment or his or her earlier revocation of such consent in writing to the Company.

5.11 Amendment, Suspension and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator; provided that, except as may otherwise be provided by the Plan, no amendment, modification, suspension or termination of this Agreement shall impair any rights or obligations under this Agreement in any material way without the prior written consent of Holder.

5.12 Entire Agreement. The Plan, the Grant Notice and this Agreement constitute the entire agreement of the parties and supersede in their entirety all oral, implied or written promises, statements, understandings, undertakings and agreements between the Company and Holder with respect to the subject matter hereof, including without limitation, the provisions of any employment agreement or offer letter regarding equity awards to be awarded to Holder by the Company, or any other oral, implied or written promises, statements, understandings, undertakings or agreements by the Company or any of its representatives regarding equity awards to be awarded to Holder by the Company.

5.13 Discretionary Nature of Award and Plan. Holder acknowledges and agrees that the Plan is discretionary in nature and limited in duration, and may be amended, cancelled, or terminated by the Company, in its sole discretion, at any time.

5.14 Waiver of Claims. In consideration of the grant of the Option under this Agreement, no claim or entitlement to compensation or damages shall arise from the termination of the Option or the diminution in value of the Shares underlying the Option resulting from Holder’s Termination of Service (for any reason whatsoever and whether or not in breach of local labor laws), and Holder irrevocably releases the Company and any Affiliate from any such claim that may arise. Notwithstanding the foregoing, if any such claim is found by a court of competent jurisdiction to have arisen, then, by accepting the Award, Holder shall be deemed to have irrevocably waived Holder’s entitlement to pursue such claim.

5.15 Addendum. Notwithstanding any provisions of this Agreement to the contrary, the Option shall be subject to any special terms and conditions for Holder’s country of residence (and country of employment, if different) set forth in an addendum to this Agreement (an “Addendum”). Further, if Holder transfers Holder’s residence and/or employment to another country reflected in an Addendum to this Agreement at the time of transfer, the special terms and conditions for such country will apply to Holder to the extent the Company determines, in its sole discretion, that the application of such terms and conditions is necessary or advisable in order to comply with local law, rules and regulations or to facilitate the operation and administration of the Award and the Plan (or the Company may establish alternative terms and conditions as may be necessary or advisable to accommodate Holder’s transfer). In all circumstances, any applicable Addendum shall constitute part of this Agreement.

5.16 Additional Terms and Conditions. The Company reserves the right to impose other requirements on the Option, any Shares acquired pursuant to the Option and Holder’s participation in the Plan to the extent the Company determines, in its sole discretion, that such other requirements are necessary or advisable in order to comply with local law, rules and regulations or to facilitate the operation and administration of the Award and the Plan. Such requirements may include (but are not limited to) requiring Holder to sign any agreements or undertakings that may be necessary to accomplish the foregoing.